Exhibit 12.1
Holly Energy Partners, L.P.
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Six Months	Years Ended December 31,
	Ended
	June 30, 2005	2004	2003	2002	2001	2000
Earnings:
Net income	$12,367	$32,494	$581	$2,670	$2,423	$2,100
Minority interest in consolidated subsidiary	402	1,994	758	—	—	—
Income from equity investee	—	—	(894)	(2,737)	(2,284)	(1,010)

	12,769	34,488	445	(67)	139	1,090
Add:
Total fixed charges (per below)	4,300	2,279	1,665	1,657	1,625	1,625
Distributed income of equity investee	—	—	—	2,487	1,243	1,650

Total earnings	$17,069	$36,767	$2,110	$4,077	$3,007	$4,365

Fixed charges:
Interest expense	$3,483	$697	$—	$—	$—	$—
Estimate of interest within rental expense(1)	817	1,582	1,665	1,657	1,625	1,625

Total fixed charges	$4,300	$2,279	$1,665	$1,657	$1,625	$1,625

Ratio of earnings to fixed charges	3.97	16.13	1.27	2.46	1.85	2.69

(1)	Represents 30% of the total operating lease rental expense which is that portion deemed to be interest.